Exhibit 99.1

POMDOCTOR LIMITED

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$ Note 3
Assets
Current assets:
Cash and cash equivalents (including amounts of the consolidated VIEs of RMB8,445,208 and RMB5,966,014 (US$879,282) as of December 31, 2025 and June 30, 2026, respectively)	9,580,367	12,605,976	1,857,891
Accounts receivable, net (including amounts of the consolidated VIEs of RMB18,440,482 and RMB43,697,833 (US$6,440,263) as of December 31, 2025 and June 30, 2026, respectively)	18,440,482	43,697,833	6,440,263
Accounts receivable - a related party (including amounts of the consolidated VIEs of RMB831,436 and RMB987,580 (US$145,551) as of December 31, 2025 and June 30, 2026, respectively)	831,436	987,580	145,551
Amount due from related parties (including amounts of the consolidated VIEs of RMB3,637,039 and RMB5,288,382 (US$779,411) as of December 31, 2025 and June 30, 2026, respectively)	3,637,039	5,288,382	779,411
Inventories (including amounts of the consolidated VIEs of RMB8,280,145 and RMB5,660,426 (US$834,243) as of December 31, 2025 and June 30, 2026, respectively)	8,280,145	5,660,426	834,243
Other receivables, net (including amounts of the consolidated VIEs of RMB5,824,886 and RMB4,778,822 (US$704,312) as of December 31, 2025 and June 30, 2026, respectively)	63,517,961	4,801,705	707,684
Advances to suppliers (including amounts of the consolidated VIEs of RMB679,196 and RMB698,763 (US$102,985) as of December 31, 2025 and June 30, 2026, respectively)	679,196	698,763	102,985
Total current assets	104,966,626	73,740,665	10,868,028
Property and equipment, net (including amounts of the consolidated VIEs of RMB1,246,568 and RMB880,241 (US$129,732) as of December 31, 2025 and June 30, 2026, respectively)	1,246,568	880,241	129,732
Other non-current assets (including amounts of the consolidated VIEs of RMB1,344,232 and RMB1,498,032 (US$220,783) as of December 31, 2025 and June 30, 2026, respectively)	1,344,232	1,498,032	220,783
Total non-current assets	2,590,800	2,378,273	350,515
Total assets	107,557,426	76,118,938	11,218,543

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$ Note 3
Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs of RMB44,813,902 and RMB35,117,924 (US$5,175,742) as of December 31, 2025 and June 30, 2026, respectively)	44,813,902	35,117,924	5,175,742
Accounts payable – a related party (including amounts of the consolidated VIEs of RMB7,296 and RMB20,588 (US$3,034) as of December 31, 2025 and June 30, 2026, respectively)	7,296	20,588	3,034
Short-term bank loans (including amounts of the consolidated VIEs of RMB53,000,000 and RMB51,000,000 (US$7,516,470) as of December 31, 2025 and June 30, 2026, respectively)	53,000,000	51,000,000	7,516,470
Long-term bank loans, current (including amounts of the consolidated VIEs of RMB3,700,000 and RMB1,540,000 (US$226,968) as of December 31, 2025 and June 30, 2026, respectively)	3,700,000	1,540,000	226,968
Long-term loans, current (including amounts of the consolidated VIEs of RMB10,000,000 and RMB10,000,000 (US$1,473,818) as of December 31, 2025 and June 30, 2026, respectively)	10,000,000	10,000,000	1,473,818
Long-term loans from third parties, current (including amounts of the consolidated VIEs of RMB200,000 and RMB150,000 (US$22,107) as of December 31, 2025 and June 30, 2026, respectively)	200,000	150,000	22,107
Salary and welfare payable (including amounts of the consolidated VIEs of RMB14,477,975 and RMB15,642,035 (US$2,305,351) as of December 31, 2025 and June 30, 2026, respectively)	14,477,975	15,804,807	2,329,340
Advance from customers (including amounts of the consolidated VIEs of RMB1,591,131 and RMB931,969 (US$137,355) as of December 31, 2025 and June 30, 2026, respectively)	1,591,131	931,969	137,355
Value added tax (“VAT”) and other tax payable (including amounts of the consolidated VIEs of RMB658,492 and RMB519,887 (US$76,622) as of December 31, 2025 and June 30, 2026, respectively)	658,983	532,892	78,539
Other payables (including amounts of the consolidated VIEs of RMB11,817,179 and RMB11,914,310 (US$1,755,952) as of December 31, 2025 and June 30, 2026, respectively)	11,817,379	11,914,510	1,755,982
Accrued liabilities (including amounts of the consolidated VIEs of RMB14,231,003 and RMB17,868,137 (US$2,633,438) as of December 31, 2025 and June 30, 2026, respectively)	14,580,658	18,207,391	2,683,437
Short-term loans from third parties (including amounts of the consolidated VIEs of RMB610,637 and RMB1,636,691 (US$241,218) as of December 31, 2025 and June 30, 2026, respectively)	610,637	1,636,691	241,218

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$ Note 3
Loans from related parties, current (including amounts of the consolidated VIEs of RMB15,198,309 and RMB12,543,847 (US$1,848,734) as of December 31, 2025 and June 30, 2026, respectively)	15,198,309	12,559,847	1,851,092
Amount due to related parties (including amounts of the consolidated VIEs of RMB92,331,116 and RMB232,555,106 (US$34,274,382) as of December 31, 2025 and June 30, 2026, respectively)	45,966,864	49,608,117	7,311,332
Operating lease liabilities, current (including amounts of the consolidated VIEs of RMB1,545,002 and RMB1,782,337 (US$262,684) as of December 31, 2025 and June 30, 2026, respectively)	1,545,002	1,883,447	277,586
Total current liabilities	218,168,136	210,908,183	31,084,020

Long-term bank loans, noncurrent (including amounts of the consolidated VIEs of RMB11,000,000 and RMB12,510,000 (US$1,843,746) as of December 31, 2025 and June 30, 2026, respectively)	11,000,000	12,510,000	1,843,746
Long-term loans from third parties, noncurrent (including amounts of the consolidated VIEs of RMB2,000,582 and RMB2,000,582 (US$294,849) as of December 31, 2025 and June 30, 2026, respectively)	2,000,582	2,000,582	294,849
Loans from related parties, noncurrent (including amounts of the consolidated VIEs of RMB356,390,859 and RMB356,040,859 (US$52,473,929) as of December 31, 2025 and June 30, 2026, respectively)	356,390,859	356,040,859	52,473,929
Operating lease liabilities, noncurrent (including amounts of the consolidated VIEs of RMB1,294,510 and RMB717,528 (US$105,751) as of December 31, 2025 and June 30, 2026, respectively)	1,294,510	804,099	118,510
Total non-current liabilities	370,685,951	371,355,540	54,731,034
Total liabilities	588,854,087	582,263,723	85,815,054

Commitments and contingencies (Note 19)	—	—	—

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$ Note 3
Deficit
Class A Ordinary shares (US$0.0001 par value; 450,000,000 shares authorized, 21,140,922 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	14,997	14,997	2,210
Class B Ordinary shares (US$0.0001 par value; 2,042,042 shares authorized and outstanding as of December 31, 2025 and June 30, 2026)	1,408	1,408	208
Subscription receivable	(2,186)	(2,186)	(322)
Additional paid-in capital	2,023,765,569	2,239,413,138	330,048,656
Accumulated deficit	(2,475,998,594)	(2,705,784,183)	(398,783,243)
Accumulated other comprehensive loss	(1,752,460)	(4,077,965)	(601,018)
Total Pomdoctor Limited’s shareholders’ deficit	(453,971,266)	(470,434,791)	(69,333,509)
Noncontrolling interests	(27,325,395)	(35,709,994)	(5,263,002)
Total deficit	(481,296,661)	(506,144,785)	(74,596,511)
Total liabilities and deficit	107,557,426	76,118,938	11,218,543

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$ Note 3
Net revenues – third parties	174,283,295	183,295,449	27,014,406
Net revenues – a related party	186,556	1,704,810	251,258
Net revenues	174,469,851	185,000,259	27,265,664
Cost of revenues	146,152,450	159,726,732	23,540,807
Gross profit	28,317,401	25,273,527	3,724,857

Operating expenses:
Sales and marketing expenses (including related party amounts of RMB882,786 and RMB557,426 (US$82,154) for the six months ended June 30, 2025 and 2026, respectively)	27,761,736	76,403,916	11,260,544
General and administrative expenses	10,494,487	75,472,617	11,123,286
Research and development expenses	1,479,909	106,273,600	15,662,791
Impairment loss on long-lived assets	2,041,299	456,520	67,282
Total operating expenses	41,777,431	258,606,653	38,113,903
Loss from operations	(13,460,030)	(233,333,126)	(34,389,046)

Other expense, net:
Other income	28,027	1,333,963	196,601
Other expense	(130,291)	(59,121)	(8,713)
Interest expense (including related party amounts of RMB4,089,072 and RMB3,761,333 (US$554,352) for the six months ended June 30, 2025 and 2026, respectively)	(6,471,198)	(6,121,392)	(902,182)
Government grants	148,000	76,619	11,292
Total other expense, net	(6,425,462)	(4,769,931)	(703,002)
Loss before income tax	(19,885,492)	(238,103,057)	(35,092,048)
Income tax expense	—	(67,131)	(9,894)
Net loss	(19,885,492)	(238,170,188)	(35,101,942)
Accretion to redemption value of mezzanine equity	(52,405,735)	—	—
Less: Net loss attributable to noncontrolling interests	(960)	(8,384,599)	(1,235,737)
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(72,290,267)	(229,785,589)	(33,866,205)
Net loss	(19,885,492)	(238,170,188)	(35,101,942)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	7,106	(2,325,505)	(342,737)
Total comprehensive loss	(19,878,386)	(240,495,693)	(35,444,679)
Accretion to redemption value of mezzanine equity	(52,405,735)	—	—
Less: comprehensive loss attributable to noncontrolling interests	(960)	(8,384,599)	(1,235,737)
Comprehensive loss attributable to the Pomdoctor Limited’s ordinary shareholders	(72,283,161)	(232,111,094)	(34,208,942)

Loss per share
Basic and diluted	(11.46)	(9.91)	(1.46)

Weighted average number of ordinary shares outstanding
Basic and diluted	6,310,198	23,182,964	23,182,964

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Class A ordinary shares		Class B ordinary shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Pomdoctor Limited’s shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	receivable	capital	deficit	loss	deficit	interests	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2024	4,268,156	2,988	2,042,042	1,408	(1,608)	—	(2,263,419,477)	(5,231)	(2,263,421,920)	18,166	(2,263,403,754)
Net loss	—	—	—	—	—	—	(19,884,532)	—	(19,884,532)	(960)	(19,885,492)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(52,405,735)	—	(52,405,735)	—	(52,405,735)
Other comprehensive loss	—	—	—	—	—	—		7,106	7,106	—	7,106
Balance at June 30, 2025	4,268,156	2,988	2,042,042	1,408	(1,608)	—	(2,335,709,744)	1,875	(2,335,705,081)	17,206	(2,335,687,875)

Balance at December 31, 2025	21,140,922	14,997	2,042,042	1,408	(2,186)	2,023,765,569	(2,475,998,594)	(1,752,460)	(453,971,266)	(27,325,395)	(481,296,661)
Net loss	—	—	—	—	—	—	(229,785,589)	—	(229,785,589)	(8,384,599)	(238,170,188)
Share-based compensation	—	—	—	—	—	215,647,569	—	—	215,647,569	—	215,647,569
Other comprehensive loss	—	—	—	—	—	—	—	(2,325,505)	(2,325,505)	—	(2,325,505)
Balance at June 30, 2026	21,140,922	14,997	2,042,042	1,408	(2,186)	2,239,413,138	(2,705,784,183)	(4,077,965)	(470,434,791)	(35,709,994)	(506,144,785)

Balances as of June 30, 2026, in US$	21,140,922	2,210	2,042,042	208	(322)	330,048,656	(398,783,243)	(601,018)	(69,333,509)	(5,263,002)	(74,596,511)

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net loss	(19,885,492)	(238,170,188)	(35,101,942)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	67,255	126,643	18,665
Change in expected credit losses	(722,349)	(6,893)	(1,016)
Allowance for inventory	599,926	2,002,377	295,114
Impairment loss on long-lived assets	2,041,299	456,520	67,282
Share-based compensation	—	215,647,569	31,782,519
Loss on disposal of property and equipment	—	54,286	8,001
Changes in operating assets and liabilities:
Accounts receivable	2,369,353	(25,256,458)	(3,722,341)
Accounts receivable – a related party	(160,543)	(156,144)	(23,013)
Amount due from related parties	(1,785,684)	(1,651,343)	(243,378)
Inventories	2,118,410	617,342	90,986
Other receivables	686,540	58,722,256	8,654,590
Advances to suppliers	(1,992,799)	(19,567)	(2,884)
Other non-current assets	33,300	46,200	6,809
Accounts payable	(155,682)	(9,695,978)	(1,429,010)
Accounts payable – a related party	(12,180)	13,292	1,959
Salary and welfare payable	167,722	1,326,832	195,551
Advance from customers	(813,322)	(659,162)	(97,148)
Value added tax (“VAT”) and other tax payable	182,833	(157,153)	(23,161)
Other payables	(2,345,312)	97,131	14,314
Accrued liabilities	1,851,177	3,626,733	534,514
Amount due to related parties	5,574,063	3,641,253	536,654
Operating lease liabilities	(963,197)	(528,948)	(77,957)
Refund liability	(1,842,976)	—	—
Net cash (used in) provided by operating activities	(14,987,658)	10,076,600	1,485,108

Cash flows from investing activities:
Payment for purchase of property and equipment	(2,200)	(133,078)	(19,613)
Payment for other noncurrent assets	(510,000)	(200,000)	(29,476)
Proceeds from disposal of property and equipment	—	270,000	39,793
Net cash used in investing activities	(512,200)	(63,078)	(9,296)

POMDOCTOR LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$ Note 3
Cash flows from financing activities:
Loans from related parties	24,750,310	15,960,505	2,352,287
Repayment to related parties	(5,677,514)	(18,948,967)	(2,792,732)
Proceeds from short-term bank loans	29,000,000	24,000,000	3,537,162
Repayment of short-term bank loans	(29,250,000)	(26,300,000)	(3,876,140)
Proceeds from long-term bank loans	—	2,400,000	353,716
Repayment of long-term bank loans	(600,000)	(2,750,000)	(405,300)
Repayment of long-term loans	—	(50,000)	(7,369)
Loans from third parties	1,600,000	1,259,955	185,694
Repayment to third parties	(5,982,272)	(233,901)	(34,473)
Payment for deferred offering costs	(252,478)	—	—
Net cash provided by (used in) financing activities	13,588,046	(4,662,408)	(687,155)
Effect of exchange rate changes	7,106	(2,325,505)	(342,737)
Net (decrease) increase in cash and cash equivalents	(1,904,706)	3,025,609	445,920
Cash and cash equivalents at beginning of the period	7,651,695	9,580,367	1,411,971
Cash and cash equivalents at end of the period	5,746,989	12,605,976	1,857,891

Supplemental disclosures of cash flows information:
Cash paid for income tax	—	62,513	9,213
Cash paid for interest expense	1,916,833	2,219,059	327,049

Supplemental disclosure of noncash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	2,039,099	376,982	55,560

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Pomdoctor Limited (“Pomdoctor” or the “Company”) was incorporated in the Cayman Islands on February 26, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in online hospital service and pharmaceutical supply chain in the People’s Republic of China (the “PRC” or “China”). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Zhenyang Shi (“Mr. Shi”), founder and a nominee shareholder of the VIE.

As of June 30, 2026, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

	Date of	Place of	Percentage of ownership by the Company
Entity	incorporation	incorporation	Direct	Indirect	Principal activities
Subsidiaries:
Pom (HK)	March 12, 2021	Hong Kong	100% owned by the Company	—	Investment holding
Guangzhou WFOE	April 6, 2021	PRC	100% owned by Pom (HK)	—	WFOE, Investment holding
Guangzhou Li Luo Technology Co., Ltd.	February 4, 2026	PRC	100% owned by Guangzhou WFOE	—	Online hospital service

VIE:
Qilekang Digital Health	January 12, 2010	PRC	—	94.86%	Online hospital service and pharmaceutical supply chain
VIE’s subsidiaries:
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. (“Modern Logistics”)	October 24, 2002	PRC	—	100% owned by Qilekang Digital Health	Drugs wholesale
Hangzhou Qilekang Pharmaceutical Co., Ltd. (“Hangzhou Qilekang”)	July 27, 2016	PRC	—	100% owned by Qilekang Digital Health	Offline retail pharmacy and drugs wholesale
Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”)	November 13, 2018	PRC	—	80% owned by Qilekang Digital Health	Drugs sales
Suzhou Qilekang Pharmaceutical Co., Ltd. (“Suzhou Qilekang”)	September 2, 2024	PRC	—	100% owned by Qilekang Digital Health	Drugs sales
Guangzhou Qilekang Cloud Technology Co., Ltd. (“Guangzhou Cloud Tech”)	November 5, 2024	PRC	—	100% owned by Qilekang Digital Health	Online service and pharmaceutical supply chain
Guangzhou Pomegranate Cloud Pharma Health Industry Technology Co., Ltd.	February 20, 2025	PRC	—	100% owned by Qilekang Cloud Technology	Drugs sales
Guangzhou Wanggang International Medical Management Co., Ltd.	September 26, 2017	PRC	—	100% owned by Qilekang Cloud Technology	Drugs sales

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and PRC entities (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above and in accordance with SEC Regulation SX-3A-02 and ASC810-10, the Company is deemed to be the primary beneficiary of Qilekang Digital Health and the financial positions, the operating results and cash flows of Qilekang Digital Health and its subsidiaries are consolidated in the Company’s consolidated financial statements for financial reporting purposes. The described contractual arrangements are as follows:

Exclusive Business Cooperation Agreement. Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term. Unless otherwise required by the applicable laws, Qilekang Digital Health has no right to terminate this agreement unilaterally.

Power of Attorney. Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

Spousal Consent Letters. Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

Equity Interest Pledge Agreement. Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

Exclusive Option Agreement. Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

In August 2021, Guangdong Zhongke Baiyun Emerging Industry Venture Capital Fund Co., Ltd., or Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, the Company terminated the contractual arrangements with General Technology Group Investment Management Co. Ltd., or General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements. The preferred shares of General Technology were reclassified as redeemable non-controlling interest. Please see Note 15.

In the same month, the Company terminated the relevant agreements with Mr. Shi and Ms. Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Shi and Ms. Xu, Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Pin, Guangzhou Jinshang Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Shang, Guangzhou Jinyue Management Consulting Partnership (Limited Partnership). or Guangzhou Jin Yue. and Guangzhou Jinqiu Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Qiu. In January 2024, the Company completed the ODI procedures and registration of adding four domestic limited partnerships as the new shareholders of Qilekang Digital Health. Since January 2024, 34 nominators indirectly hold the equity of Qilekang Digital Health through four domestic limited partnerships in China. The owners of the three domestic limited partnerships, namely Guangzhou Jin Pin, Guangzhou Jin Shang and Guangzhou Jin Yue indirectly hold the shares of the Company. The owners of Guangzhou Jin Qiu indirectly holds the shares of the Company through an qualified overseas related entities.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiary, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws, (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws; and (iii) each of the Group’s PRC subsidiaries, the VIE and the subsidiaries of the VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

The following tables represent the selected financial information for the VIE as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026.

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Current assets	46,138,392	67,077,820	9,886,047
Non-current assets	2,590,800	2,378,273	350,515
Total assets	48,729,192	69,456,093	10,236,562
Current liabilities	264,182,042	393,222,831	57,953,875
Non-current liabilities	370,685,951	371,268,969	54,718,275
Total liabilities	634,867,993	764,491,800	112,672,150
Net deficit	(586,138,801)	(695,035,707)	(102,435,588)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net revenues	174,469,851	198,904,347	29,314,873
Net loss	(19,885,492)	(108,563,975)	(16,000,350)

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net cash (used in) provided by operating activities	(16,775,572)	2,262,292	333,421
Net cash used in investing activities	(512,200)	(63,078)	(9,297)
Net cash provided by (used in) financing activities	15,270,864	(4,678,408)	(689,512)

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Note 2 — GOING CONCERN

The Group’s consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as reflected in the Group’s financial statements, the Group incurred net losses of RMB19.9 million and RMB238.2 million (US$35.1 million) for the six months ended June 30, 2025 and 2026, respectively. We had net cash used in operating activities of RMB15.0 million and net cash provided by operating activities of RMB10.1 million (US$1.5 million) for the six months ended June 30, 2025 and 2026, respectively. Accumulated deficit was RMB2,476.0 million and RMB2,705.8 million (US$398.8 million) as of December 31, 2025 and June 30, 2026, respectively. The working capital deficit was RMB113.2 million and RMB137.2 million (US$20.2 million) as of December 31, 2025 and June 30, 2026, respectively. Its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Group’s obligations as they become due for the next twelve months after the date that the consolidated financial statements were available to be issued. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern include as follows: (i) On August 3, 2026, the Group obtained a loan of RMB6.0 million (US$0.9 million) from the Guangzhou Rural Commercial Bank, which was required to be repaid on July 28, 2027 and with an annual interest rate of 3.5%. The loan was guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics; (ii) From July 1, 2026, to September 29, 2026, the Group obtained loans of RMB2.1 million (US$0.3 million) in aggregate from Li Xu, which are non-interest bearing and due on demand; and (iii) The Group are attempting to improve its business profitability, its ability to generate sufficient cash flow from our operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Group’s ongoing capital expenditures, working capital, and other requirements.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Group be unable to continue as a going concern.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Form 20-F”), as filed with the SEC on May 14, 2026. The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All significant inter-company transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated upon consolidation.

Noncontrolling interests

For the Group’s subsidiaries majority-owned by the Company’s VIE and VIE’s subsidiaries, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. As of December 31, 2025 and June 30, 2026, noncontrolling interest on the consolidated balance sheets was resulted from the consolidating 94.86% equity interest in Qilekang Digital Health, the VIE and 80.00% equity interest in Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”), a subsidiary of Qilekang Digital Health; The 5.14% of Qilekang Digital Health were held by two third-party institute shareholders and 20.00% of Nanjing Qilekang is held by an individual.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The major accounting estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the valuation of accounts receivable, advances to suppliers, other receivables and related allowance for credit losses, useful lives of property and equipment, inventory reserve, recoverability and useful lives of long-lived assets, and valuation allowance on deferred tax assets. The Group bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Group and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is US$. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Group and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss. For the six months ended June 30, 2025 and 2026, the Group has foreign currency translation adjustment of positive RMB7,106 and negative RMB2,325,505 (US$342,737), respectively.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of US$1 per RMB6.7851 on June 30, 2026, as published on the prevailing foreign exchange website. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

Level 2 —	Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

Level 3 —	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, advance to suppliers, other current assets, accounts payable, other payable, salary and welfare payable, value added tax (“VAT”) and other tax payable, advance from customers and accrued liabilities are a reasonable approximation of fair value due to the short maturities of these instruments.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and investments in interest bearing demand deposit accounts.

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of allowance for expected credit loss. The Group uses the aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. Additionally, the Group provides specific provision for credit losses based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Allowance for credit losses

Commencing January 1, 2023, the Group adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Pursuant to ASC 326, an allowance for credit losses for financial assets is carried at amortized cost to present the net amount expected to be collected as of the balance sheet date.

Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Group determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. The adoption of ASC 326 did not have a material impact on the Company’s financial statements. The Group pools financial assets based on similar risk characteristics to estimate expected credit losses. The Group estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Group has adopted aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Advances to suppliers

Advances to suppliers consist of prepayments to its suppliers, such as pharmaceutical manufacturers and other distributors. The Group continuously monitor delivery from, and payments to, its vendors while an allowance for estimated credit losses based upon historical experience and any specific supplier issues, such as discontinuing of inventory supply, that have been identified. The balance is refundable and bears no interest. No allowance was provided for the balances of advances to suppliers as of December 31, 2025 and June 30, 2026.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Group periodically reviews its inventory and records write-downs to inventories for losses and damages that are identified. The Group provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. For the six months ended June 30, 2025 and 2026, the write-down of inventories was RMB599,926 and RMB2,002,377 (US$295,114), respectively.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation or amortization, and impairment, if any. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of lease term or remaining lease period of the underlying assets. Following are the estimated useful lives of the Group’s property and equipment:

	Estimated Useful Life	Net Residual Value Rate
Leasehold improvements	3 years	5%
Office equipment & furniture	3 – 5 years	5%
Motor vehicles	3 – 5 years	5%

Maintenance, repairs and minor renewals are charged to expenses as incurred.

Impairment of long-lived assets with definite lives

The Group evaluates long-lived assets, including property and equipment and operating lease right-of-use assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, the Group would recognize an impairment loss based on the fair value of the assets or assets group.

The Group recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB2,200 and RMB2,039,099 for the six months ended June 30, 2025. The Group recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB79,538 (US$11,722) and RMB376,982 (US$55,560) for the six months ended June 30, 2026.

Impairment of long-term investment

The Group assesses impairment of equity investments without readily determinable fair values by assessment for impairment qualitatively at each reporting period. That impairment assessment is similar to the qualitative assessment for long lived assets, goodwill, and indefinite-lived tangible assets. Upon determining that impairment exists, the Group should calculate the fair value of that investment and recognize as an impairment in net income any amount by which the carrying value exceeds the fair value of the investment. For the six months ended June 30, 2025 and 2026, there was no impairment loss on long-term investment recorded for the Group.

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The following is a discussion of the Group’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Internet hospital

The Internet hospital is a comprehensive remote medical service platform, especially for certain chronic disease, that connects doctors with customers through the Group’s WeChat official account and mobile apps to facilitate the doctors to provide online follow-up consultations and online prescription renewal service to the customers and also the Group sells pharmaceuticals to the customers through the Internet hospital platform.

Online consultation and prescription renewal service

Patients can consult doctors on medical issues or renew their prescriptions through Internet hospital platform. Patients could first describe their symptoms via text or picture, choose doctors based on the description of symptoms and their medical records. Based on a patient’s responses during the consultation, the doctor provides medical recommendations or advises the patient to conduct detailed examinations at hospitals and upload the results to our system for follow-up consultations. Each medical consultation lasts up to 24 hours by system default and can be terminated by the doctor upon its conclusion. The Group charges service fee to the patients at a fixed price set case-by-case based on the doctor’s rank. The Group’s performance obligation is to provide consultation services to customers. Specifically, other than consultation services there are no other commitments, quantitatively or qualitatively, related to provision of service via the online platform. Therefore, there is only one performance obligation in this type of contract. The Group recognizes the revenue on a gross basis as the Group is acting as a principal because the Group controls the services provided to the patients. The Group is able to direct registered doctors to provide service on the behalf of the Group. If the directed doctor is not able to complete the service in limited circumstances, the Group will assign another registered doctor to provide the service. In addition, the Group has the discretion in setting the prices for the services. The registered doctors are obligated to comply with the rules set by the Group when providing the service. The service revenue is recognized at the point in time when the service is rendered.

Online pharmacy sales

The Group generates revenue from online pharmacy sales through its Internet hospital. Upon the completion of a doctor’s service to a customer and the prescription drug is also applicable to the customer, a prescription drugs list will be generated automatically in the customer’s account. The patient may directly confirm the prescription drugs list and make payment, then the Group delivers the prescription drugs to the customer by third party courier companies. The performance obligation is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the online platform. Therefore, there is only one performance obligation in this type of contract. The Group recognizes the revenue on a gross basis as it obtains control of the drugs upon purchase from its vendors, before transferring them to the customers. Revenue from online drug sales is recognized when prescription drugs are accepted by customers.

Pharmaceuticals supply chain

Pharmacy retail sales

The Group generates revenue from the sale of prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others in physical pharmacies. The sales price is fixed based on each transaction. No financial component, variable consideration and redeemed membership rewards. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via pharmacy retail sales. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of drugs and others at drugstores is recognized when the customer picks up and pays for the drugs and others. Usually the majority merchandise, such as prescription and OTC drugs, are not refundable after the customers leave the counter. The revenue is recognized on a gross basis as the Group obtains control of the drugs before transferring them to the customers.

Pharmacy wholesale

The Group generates revenue from selling pharmaceuticals to businesses, primarily to pharmacies and medical products dealers. The terms of pricing and payment stipulated in the contract are fixed. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the Company’s pharmacy wholesale business. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of pharmacies to non-retail customers is recognized when the pharmaceuticals are transferred to and accepted by customers. The revenue is recognized on a gross basis as the Group obtains control of the pharmaceuticals before transferring them to the customers.

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of the PRC tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Disaggregation of Revenue

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Revenue from Internet hospital
– Online pharmacy sales and other sales revenue	66,447,221	99,467,272	14,659,661
– Online consultation service and other service revenue	714,205	789,437	116,349
Subtotal	67,161,426	100,256,709	14,776,010

Revenue from pharmaceuticals supply chain
– Pharmacy retail sales	2,167,694	2,842,972	419,002
– Pharmacy wholesale	105,140,731	81,900,578	12,070,652
Subtotal	107,308,425	84,743,550	12,489,654
Total	174,469,851	185,000,259	27,265,664

All the Group’s revenue is recognized at a point in time. See Note 18 for more information regarding revenue disaggregation by major source in each segment.

Sales returns

The Group provides a refund policy to accept returns from customers, which varies and depends on the different products and customers. The estimated sales returns are determined based upon an analysis of historical sales returns. Return allowances are recorded as a reduction in revenues with corresponding sales return liabilities which are included in “Refund liabilities”. The estimated cost of returned inventory is recorded as a reduction to cost of revenues and an increase of right of return assets which is included in “Inventories”. As of December 31, 2025 and June 30, 2026, no refund liability associated with estimated product returns were recorded in the consolidated balance sheet.

Contract Balances

Contract liabilities are presented as advance from customers in the consolidated balance sheets, which primarily represent the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in advance from customers at the beginning of the period were RMB1,363,805 and RMB311,327 (US$45,884) for the six months ended June 30, 2025 and 2026, respectively. The balances of advance from customers as of December 31, 2025 and June 30, 2026 was RMB1,591,131 and RMB931,969 (US$137,355), respectively.

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. As of December 31, 2025 and June 30, 2026, the Group does not have any contract costs.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 — Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews operating income (loss) for each segment when making decisions about allocating resources and assessing performance of the Group. The Group operates within two main reportable segments: Internet hospital and pharmaceuticals supply chain. The Internet hospital segment includes providing online follow-up consultations and online prescription renewal service to customers and also sells prescription to customers through the Group’s website and apps. The pharmaceutical supply chain segment includes pharmacy retail sales and wholesale. The pharmacy retail sales sell prescription and over-the-counter (“OTC”) medicines, TCM and others to retail customers. The wholesale includes supplying the Group’s own retail drugstores with prescription and OTC medicines, TCM and others (which sales have been eliminated as intercompany transactions), and also selling them to other drug vendors and hospitals. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Group’s reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

Cost of revenues

Costs of revenues consist primarily of cost of goods sold. These costs are charged to the consolidated statements of operation and comprehensive loss as incurred.

Shipping and handling expense

Shipping and handling fees associated with outbound freight are expensed as incurred and included in sales and marketing expenses. Shipping and handling expense were RMB931,931 and RMB996,044 (US$146,799) for the six months ended June 30, 2025 and 2026, respectively.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred for the six months ended June 30, 2025 and 2026.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Group’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing or acquiring its finished products. The Group recorded a VAT payable net of payments in the accompanying consolidated financial statements.

Advertising and promotion costs

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB3,676,600 and RMB1,723,456 (US$254,006) for the six months ended June 30, 2025 and 2026, respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses incurred for the enhancement and maintenance of the Group’s websites and internal use software. Depreciation expenses and other operating costs that are directly related to research and development, if any, are also included in research and development expenses. The Group recognizes research and development expenses when incurred.

Government grants

Government grants include cash subsidies received from various government agencies by the VIE and VIE’s subsidiaries of the Group. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of operations and comprehensive loss when the relevant performance criteria specified in the grant are met. The government grants with certain operating conditions are recorded as “other payable” when received, if any, and will be recorded as other income when the conditions are met.

Share-based compensation

The Company grants American depositary shares, or ADS to the service suppliers in exchange for consultancy and professional service and accounted for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”).

Awards granted to service suppliers with service conditions are measured at fair value on the grant date and are recognized as compensation expenses over the period when the specified service were received. The Group has elected to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed. The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Group determined the fair value of the awards granted based on the closing market price of the Company’s Class A ordinary shares on the grant date.

Loss per share

Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 5% or more of the Group’s securities (ii) the Group’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Mezzanine Equity

Convertible Redeemable preferred shares

Mezzanine equity represents the Series Pre-A, Series A, Series B-1, Series B-2, Series B-3 and Series B-4 convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by the Company. Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Group classifies the Preferred Shares as mezzanine equity.

The Series Pre-A and A Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The Series B-1, B-2, B-3 and B-4 Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

Upon conversion of the Preferred Shares into ordinary shares, the carrying amount of the Preferred Shares as of the conversion date is reclassified to ordinary shares and additional paid-in capital.

Redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by subsidiaries of the Group from non-controlling shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The noncontrolling interest will be recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, other comprehensive income or loss, and dividends) or (2) the redemption price.

Upon conversion of the preferred shares into ordinary shares of the Company’s subsidiary, the carrying amount of the preferred shares as of the conversion date is reclassified to non-controlling interests.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC.

Substantially all of the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Concentrations and credit risk

Certain financial instruments, which subject the Group to concentration of credit risk, consist of cash. The Group has cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB500,000 (US$73,691) per bank. As of December 31, 2025 and June 30, 2026, the Group had deposits totaling RMB9,445,239 and RMB6,006,804 (US$885,293) that were covered by such limited insurance, respectively. Any balance over RMB500,000 (US$73,691) per bank in PRC will not be covered. To date, the Group has not experienced any losses in such accounts.

For the six months ended June 30, 2026, there was one customer collectively accounted for 36.4% of the Group’s total revenue; as of June 30, 2026, there was one customer accounted for 33.4% of the Group’s gross accounts receivable. For the six months ended June 30, 2025, there was one customer collectively accounted for 52.0% of the Group’s total revenue; as of December 31, 2025, there was two customers accounted for 64.9% of the Group’s gross accounts receivable. No other customers account for 10% or more of total revenue or gross account receivable of the Group except as disclosed above.

For the six months ended June 30, 2026, there was two suppliers accounted for 31.7% of the Group’s total purchases; as of June 30, 2026, there two suppliers accounted for 42.2% of the Group’s accounts payable. For the six months ended June 30, 2025, there was two suppliers accounted for 67.6% of the Group’s total purchases; as of December 31, 2025, there were four suppliers accounted for 65.8% of the Group’s accounts payable. No other suppliers account for 10% or more of total purchase or account payable of the Group except as disclosed above.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The following is a discussion of the Group’s lease policy under the new lease accounting standard:

The Group determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate for a similar term as the underlying lease, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives.

The Group leases premises for retail drugstores, warehouse and offices under non-cancellable operating leases. Operating lease payments are expensed over the term of lease using straight line method. A majority of the Group’s retail drugstore leases have a 3 to 5 years term. Usually within one to three months prior to the expiration date of a lease, the Group is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Group does not have any leases entered into but which have not yet commenced. The Group has historically been able to renew a majority of its drug stores leases. As of June 30, 2026, the weighted average remaining lease term is 1.59 years and the weighted average discount rate is 3.92% per annum.

Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. See Note 8 “LEASE” for additional information.

The Group elected the short-term lease exemption for all contracts with lease term of 12 months or less.

The Group evaluates right-of-use assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. Impairment charges for right-of-use assets were recognized of RMB2,039,099 and RMB376,982 (US$55,560) for the six months ended June 30, 2025 and 2026, respectively.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Group adopted ASU 2023-09 for its annual period beginning January 1, 2025, on a prospectively basis. See Note 9 Income taxes, for further information.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequently to the enactment of the JOBS Act until such time as those standards apply to private companies.

In accordance with the recent updates to the accounting standards, the FASB has issued several new ASUs to enhance the clarity and consistency in financial reporting. Below is a summary of the key amendments and their effective dates:

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance improves the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amended guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Group is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This guidance amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Group is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In April 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. This Update is issued to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This Update is issued to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The new standard is effective for interim and annual periods beginning after December 15, 2028. Early adoption is permitted. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 4 — ACCOUNTS RECEIVABLE, NET

Trade accounts receivable consisted of the following:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Accounts receivable	19,102,831	44,359,289	6,537,750
Allowance for expected credit losses	(662,349)	(661,456)	(97,487)
Total	18,440,482	43,697,833	6,440,263

The following table presents movement of allowance for expected credit losses against accounts receivable:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Balance at the beginning of the period	806,348	662,349	97,619
Accrual/(reversal)	(122,811)	(893)	(132)
Balance at the end of the period	683,537	661,456	97,487

Note 5 — INVENTORIES

Inventory mainly consists finished goods, such as prescription drugs and over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others, valued at RMB8,280,145 and RMB5,660,426 (US$834,243) as of December 31, 2025 and June 30, 2026, respectively. The Group recorded accrual of allowance for inventory valuation of RMB599,926 and RMB2,002,377 (US$295,114) for the six months ended June 30, 2025 and 2026, respectively.

Note 6 — OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Other deposits*	57,693,075	—	—
Other current assets**	3,560,759	2,536,786	373,876
Advance to employees***	1,303,893	1,306,943	192,620
Deposits	1,300,673	1,357,176	200,023
Prepaid expenses	1,308,166	1,209,180	178,211
Others	622,002	656,227	96,716
Subtotal	65,788,568	7,066,312	1,041,446
Allowance for expected credit losses	(2,270,607)	(2,264,607)	(333,762)
Total	63,517,961	4,801,705	707,684

*	Other deposits represent pre-paid amounts for public relation and marketing advisory agreements, which are refundable due to their cancellation or termination.

**	Other current assets represent the balance of input of value added tax (“VAT”) which will be deductible from output VAT incurred in the next twelve months.

***	Advance to employees represent cash paid in advance to employees for the business expenses that are anticipated to be incurred by the employee on behalf of the Group and loan to employees that borrowers will repay over time.

The following table presents movement of allowance for expected credit losses against other receivables:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Balance at the beginning of the period	2,677,828	2,270,607	334,646
Accrual	2,220	45,000	6,632
Reversal	(601,758)	(51,000)	(7,516)
Balance at the end of the period	2,078,290	2,264,607	333,762

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Leasehold improvements	4,758,936	4,758,936	701,380
Office equipment and furniture	5,709,799	5,789,336	853,243
Motor vehicles	1,661,721	1,007,296	148,457
Total property and equipment	12,130,456	11,555,568	1,703,080
Less: Accumulated depreciation and amortization	10,732,962	10,444,863	1,539,382
Less: Impairment	150,926	230,464	33,966
Property and equipment, net	1,246,568	880,241	129,732

Total depreciation expense for property and equipment was RMB67,255 and RMB126,643 (US$18,665) for the six months ended June 30, 2025 and 2026, respectively.

The following table presents movement of impairment of property and equipment:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Balance at the beginning of the period	85,551	150,926	22,244
Accrual	2,200	79,538	11,722
Balance at the end of the period	87,751	230,464	33,966

Note 8 — LEASE

The Group leases office space, warehouse and pharmacy from third parties.

The Group does not have any finance lease for the six months ended June 30, 2025 and 2026. As of December 31, 2025 and June 30, 2026, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
ASSETS
Right-of-use assets	4,236,029	4,613,011	679,874
Less: impairment	4,236,029	4,613,011	679,874
Right-of-use assets, net	—	—	—

LIABILITIES
Operating lease liabilities – current	1,545,002	1,883,447	277,586
Operating lease liabilities – non-current	1,294,510	804,099	118,510

As of December 31, 2025 and June 30, 2026, the operating lease’s weighted average remaining lease term was 1.97 years and 1.59 years, respectively. As of December 31, 2025 and June 30, 2026, the weighted average discount rate was 3.68% and 3.92% per annum, respectively.

The following table presents movement of impairment of operating lease right-of-use assets:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Balance at the beginning of the period	3,818,363	4,236,029	624,314
Accrual	2,039,099	376,982	55,560
Write off	(2,259,890)	—	—
Balance at the end of the period	3,597,572	4,613,011	679,874

Cash flow information related to leases consists of the following:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Operating cash payments for operating leases	776,055	434,897	64,096

The minimum future lease payments as of June 30, 2026 are as follows:

	Operating leases
	RMB	US$
For the years ending June 30,
2027	1,947,980	287,097
2028	816,423	120,326
Total future lease payments	2,764,403	407,423
Less: Imputed interest	76,857	11,327
Total lease liability balance	2,687,546	396,096

Note 9 — TAXES

Composition of income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Group or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Pom (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and the remaining profits will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”). EIT grants preferential tax treatment to HNTEs at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Qilekang Digital Health obtained the HNTE certificate in December 2021 and enjoyed a preferential income tax rate at 15% from calendar year 2021 to 2023. In November 2024, the company renewed the certificate and enjoyed a preferential income tax rate at 15% from calendar year 2024 to 2026 together with its Beijing branch.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2025 and 2026, some PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Income (loss) before income tax expense for the six months ended June 30, 2025 and 2026, is attributable to the following geographic locations:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
PRC	(19,886,996)	(123,997,123)	(18,274,915)
Cayman	1,504	(114,135,691)	(16,821,519)
Hong Kong	—	29,757	4,386
Total loss before income tax expense	(19,885,492)	(238,103,057)	(35,092,048)

For the six months ended June 30, 2025 and 2026, the current and deferred components of income tax expenses, disaggregated by jurisdiction, are as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Current income tax expense
PRC	—	64,676	9,532
Cayman	—	—	—
Hong Kong	—	2,455	362
Total current tax expense (benefit)	—	67,131	9,894
Deferred income tax expense	—
PRC	—	—	—
Cayman	—	—	—
Hong Kong	—	—	—
Total deferred tax expense (benefit)	—	—	—
Total income tax expense/(benefit)	—
PRC	—	64,676	9,532
Cayman	—	—	—
Hong Kong	—	2,455	362
Total income tax expense	—	67,131	9,894

The reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the six months ended June 30, 2026 was as follows (in RMB, except for percentages):

	For the Six Months Ended June 30, 2026
	RMB	US$	%
Loss before income tax expense	(238,103,057)	(35,092,048)	100.00%
PRC income tax statutory rate	25.00%	25.00%	25.00%
Computed income tax benefit with PRC statutory income tax rate	(59,525,764)	(8,773,012)	25.00%
Domestic tax effects
Non-deductible expenses	1,403,368	206,831	(0.59)%
Non-deductible interest expense	975,583	143,783	(0.41)%
Non-deductible entertainment expense	299,649	44,163	(0.13)%
Others	128,136	18,885	(0.05)%
Effect of preferential tax rate	13,167,909	1,940,710	(5.53)%
Prior year true up of NOL	4,809,640	708,853	(2.02)%
Expiration of NOL	7,824	1,154	0.00%
Changes in tax rates enacted in the current period	—	—	—
Change in valuation allowance	11,610,247	1,711,138	(4.88)%
Foreign tax effects	28,531,394	4,205,007	(11.98)%
Statutory tax rate diﬀerence between Cayman and PRC	28,533,923	4,205,380	(11.98)%
Statutory tax rate diﬀerence between HK and PRC	(2,529)	(373)	0.00%
Ture up adjustments for income tax expense for FY2026	62,513	9,213	(0.03)%
Income tax expense	67,131	9,894	(0.03)%

The reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the six months ended June 30, 2025 was as follows (in RMB, except for percentages):

	For the Six Months Ended June 30, 2025
	RMB	%
Loss before income tax expense	(19,885,492)	100.00%
PRC income tax statutory rate	25.00%	25.00%
Computed income tax benefit with PRC statutory income tax rate	(4,971,373)	25.00%
Domestic tax effects
Non-deductible expenses	1,656,735	(8.33)%
Non-deductible interest expense	1,146,160	(5.76)%
Non-deductible entertainment expense	289,383	(1.46)%
Others	221,192	(1.11)%
Effect of preferential tax rate	980,856	(4.93)%
Prior year true up of NOL	59,497	(0.30)%
Expiration of NOL	12,804	(0.06)%
Changes in tax rates enacted in the current period	—	—
Change in valuation allowance	2,261,481	(11.38)%
Foreign tax effects	—	—
Statutory tax rate diﬀerence between Cayman and PRC	—	—
Statutory tax rate diﬀerence between HK and PRC	—	—
Income tax expense	—	—

For the six months ended June 30, 2025 and 2026, the income taxes paid by jurisdiction is as follows

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
PRC	—	62,513	9,213
Cayman	—	—	—
Hong Kong	—	—	—
Total	—	62,513	9,213

The tax effects of temporary differences and net operating losses that give rise to the deferred tax balances at December 31, 2025 and June 30, 2026 are as follows:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Deferred tax assets:
Credit loss provision	474,037	472,915	69,699
Inventory reserve	455,194	360,239	53,093
Impairment of fixed asset	10,986	33,800	4,982
Lease liability	561,916	526,774	77,637
Accrued payroll payable	1,204,540	2,174,434	320,472
Net operating loss carry forwards	91,433,134	102,181,892	15,059,747
Total deferred tax assets	94,139,807	105,750,054	15,585,630
Valuation allowance	(94,139,807)	(105,750,054)	(15,585,630)
Deferred tax assets, net	—	—	—

Changes in valuation allowance are as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Balance at beginning of the period	84,581,663	94,139,807	13,874,491
Expiration of NOL	(12,804)	(7,824)	(1,153)
Addition	2,854,047	16,427,711	2,421,145
Prior year true up of NOL	(1,143,872)	(4,809,640)	(708,853)
Balance at end of the period	86,279,034	105,750,054	15,585,630

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2025 and June 30, 2026, tax-loss carry-forwards amounted to RMB653,688,798 and RMB803,007,848 (US$118,348,712) respectively. As of June 30, 2026, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2036 if not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2025 and June 30, 2026 RMB94,139,807 and RMB105,750,054 (US$15,585,630) valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025 and 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of June 30, 2026, the tax years ended December 31, 2021 through 2025 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

Note 10 — SHARE-BASED COMPENSATION

In February 2025, we adopted the 2025 Share Incentive Plan, or the 2025 Plan, for the purpose of granting share-based compensation awards to selected directors, employees and other eligible persons to incentivize their performance and align their interests with the Group. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2025 Plan is 3,317,204.

On November 28, 2025, the Group entered into service agreements with three suppliers to obtain specified consultancy and professional services to improve the Group’s marketing, administrative and research and development capabilities. In exchange for service acquired, the Group granted American depositary shares, or ADS to the suppliers. The agreements only contain service conditions and the grantees are generally subject to a vesting schedule of one year, under which the grantee earns an entitlement to vest a certain percentage of ADSs granted at the end of each phase of completed service. The share-based agreements signed with the suppliers contained forfeiture policy and the granted ADS becomes fully vested and nonforfeitable only after the suppliers provide the corresponding service.

On November 28, 2025, the grant date, the fair value of one ADS was US$4.32 (equivalently to US$25.92 per share) which was its closing market price of NASDAQ. And on November 28, 2025, the ADSs and ordinary shares were already issued to the three service providers. The subsequent change in the ADS-to-ordinary share ratio effective on June 22, 2026 did not affect the amount or recognition of the related service costs. As of December 31, 2025 and June 30, 2026, the Group granted a total of 15,000,000 ADSs (equivalently to 2,500,000 Class A ordinary shares). The total fair value of the ADSs granted was RMB439,674,480 (US$64,800,000) as of grant date.

A summary of the Group’s ADS activity under the plans for the six months ended June 30, 2026 is presented as follows:

	Number of shares	Weighted Average Grant-date fair value US$	Weighted Average Remaining terms (Years)	Grant-date fair value of ADS
				RMB	US$
Outstanding as of January 1, 2026	2,500,000	25.92	0.96	439,674,480	64,800,000
Granted	—	—	—	—	—
Vested	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding as of June 30, 2026	2,500,000	25.92	0.47	439,674,480	64,800,000

The unrecognized share-based compensation expense for ADSs granted to service suppliers, maybe adjusted for actual forfeitures occurring in the future, were RMB437,081,058, and RMB211,688,606 (US$31,199,040) which are expected to be recognized over a weighted-average period of 0.96 years and 0.47 years as of December 31, 2025 and June 30, 2026, respectively. The unrecognized employee share-based compensation expense for ADSs granted, maybe adjusted for actual forfeitures occurring in the future, were nil which are expected to be recognized over the period of service provided as of December 31, 2025 and June 30, 2026, respectively.

The allocation of total share-based compensation expenses for service suppliers was set forth as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Service suppliers:
Selling and marketing expenses	—	46,427,023	6,842,496
General and administrative expenses	—	64,759,745	9,544,406
Research and development expenses	—	104,460,801	15,395,617
Total share compensation for service suppliers:	—	215,647,569	31,782,519

Note 11 — LOANS FROM THIRD PARTIES

As of June 30, 2026	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Short-term loans from third parties(a)	636,691	93,837	Due on demand	N/A	N/A
	1,000,000	147,381	31 December 2026	18.00%	Zhenyang Shi
Total	1,636,691	241,218

As of June 30, 2026	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Long-term loans from third parties, noncurrent
Ping Fang(b)	2,000,582	294,849	December 31, 2027	RMB16,000 per month (approximately 9.6% per annum)	N/A

As of June 30, 2026	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Long-term loans from third parties, current
Xueyi Xie(c)	150,000	22,107	December 31, 2026	N/A	N/A

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Short-term loans from third parties(a)	610,637	Due on demand	N/A	N/A

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Long-term loans from third parties, noncurrent
Ping Fang(b)	2,000,582	December 31, 2027	RMB16,000 per month (approximately 9.6% per annum)	N/A

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Long-term loans from third parties, current
Xueyi Xie(c)	200,000	December 31, 2026	N/A	N/A

(a)	The Group entered into various loans agreements with individuals to facilitate its business operations. For six months ended June 30, 2025 and 2026, newly obtain loan from third parties was RMB1,600,000 and RMB1,259,955(US$185,694), respectively. As of December 31, 2025 and June 30, 2026, the Group did not fully repay the loans which were due on demand, and these entity and individuals may request the Group to repay the loan at any time.

(b)	The loan was renewed in 2025 with maturity date of December 31, 2027.

(c)	The loan was renewed in 2025 with maturity date of December 31, 2026.

Interest expenses of the loans from third parties for the six months ended June 30, 2025 and 2026 amounted to RMB465,292 and RMB141,000 (US$20,781) respectively.

As of June 30, 2026, the Group’s future obligations for the loans from third parties according to the terms of the loans are as follows:

For the years ending June 30,	RMB	US$
2027	2,068,691	304,887
2028	2,096,582	308,997
Total future loan payments	4,165,273	613,884
Less: Imputed interest	378,000	55,710
Total loans from third parties	3,787,273	558,174

Note 12 — LOANS

Outstanding balances of loan consist of the following:

As of June 30, 2026	Balance		Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB	US$
Short-term bank loans
Industrial Bank Co., Ltd.	5,000,000	736,909	November 20, 2026	3.4%	Guarantee: Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics, and Qilekang Digital Health
Industrial Bank Co., Ltd.	20,000,000	2,947,635	February 4, 2027	3.3%	Guarantee: Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics, and Qilekang Digital Health
China Guangfa Bank(a)	5,000,000	736,909	September 21, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu, and Qilekang Modern Logistics
China Guangfa Bank	3,000,000	442,145	October 15, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu, and Qilekang Modern Logistics
Bank of Communications(a)	6,000,000	884,291	August 11, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Bank of Communications(a)	4,000,000	589,527	September 1, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Digital Health
Industrial and Commercial Bank of China	3,000,000	442,145	November 30, 2026	3.11%	N/A
China CITIC Bank	5,000,000	736,909	December 22, 2026	4.00%	Guarantee: Qilekang Digital Health, Zhenyang Shi and Li Xu
Total	51,000,000	7,516,470

Long-term bank loans, current
Agricultural Bank of China.	200,000	29,476	June 21, 2027	3.35%	Guarantee: Zhenyang Shi and Li Xu
Bank of Jiujiang	500,000	73,691	March 21, 2027	5.00%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
Bank of Jiujiang	240,000	35,372	March 16, 2027	4.20%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
China Resource Bank of Zhuhai	600,000	88,429	March 21, 2027	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Total	1,540,000	226,968
Long-term bank loans, noncurrent
Agricultural Bank of China	1,600,000	235,811	August 31, 2028	3.35%	Guarantee: Zhenyang Shi and Li Xu
Bank of Jiujiang	4,250,000	626,372	September 16, 2028	5.00%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
Bank of Jiujiang	2,160,000	318,345	March 13, 2029	4.20%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
China Resource Bank of Zhuhai	4,500,000	663,218	October 18, 2027	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Total	12,510,000	1,843,746

As of June 30, 2026	Balance		Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB	US$
Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd.(b)	10,000,000	1,473,818	December 31, 2026	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong and five managements of the Group

(a)	The balances as of June 30, 2026 was fully repaid till the date of this report.

(b)	The loan was renewed in 2025 with maturity date of December 31, 2026.

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB
Short-term bank loans
Industrial Bank Co., Ltd.	25,000,000	From April 15, 2026 to November 20, 2026	3.4% & 3.5%	Guarantee: Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics, and Qilekang Digital Health
Agricultural Bank of China	3,000,000	January 21, 2026	3.15%	Co-borrower: Zhenyang Shi
Bank of Guangzhou	3,000,000	June 5, 2026	3.80%	Guarantee: Qilekang Modern Logistics, Zhenyang Shi and Li Xu
China Guangfa Bank	8,000,000	From September 21, 2026 to October 15, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu, and Qilekang Modern Logistics
Bank of Communications	6,000,000	August 11, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Digital Health
Industrial and Commercial Bank of China	3,000,000	November 30, 2026	3.11%	N/A
China CITIC Bank	5,000,000	December 22, 2026	4.00%	Guarantee: Qilekang Digital Health, Zhenyang Shi and Li Xu
Total	53,000,000

Long-term bank loans, current
Agricultural Bank of China.	200,000	December 21, 2026	3.35%	Guarantee: Zhenyang Shi and Li Xu
Bank of Jiujiang	500,000	September 16, 2026	5.00%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
China Resource Bank of Zhuhai	600,000	September 21, 2026	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Bank of Jiujiang	2,400,000	March 15, 2026	4.95%	Guarantee: Qilekang Digital Health and Zhenyang Shi
Total	3,700,000
Long-term bank loans, noncurrent
Agricultural Bank of China	1,700,000	August 31, 2028	3.35%	Guarantee: Zhenyang Shi and Li Xu
Bank of Jiujiang	4,500,000	September 16, 2028	5.00%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
China Resource Bank of Zhuhai	4,800,000	October 18, 2027	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Total	11,000,000

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB
Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd.	10,000,000	December 31, 2026	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong and five managements of the Group

Interest expenses of the bank loans and loans from other financial institutions for the six months ended June 30, 2025 and 2026, amounted to RMB1,916,833 and RMB2,219,059 (US$327,049) respectively.

As of June 30, 2026, the Group’s future obligations for loans from banks and other financial institutions, according to the terms of the loans are as follows:

For the years ending June 30,	RMB	US$
2027	62,694,920	9,240,088
2028	9,435,418	1,390,609
2029	3,372,306	497,016
Total future loan payments	75,502,644	11,127,713
Less: imputed interest	452,644	66,711
Total bank loans and loans from other financial institutions	75,050,000	11,061,002

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS

Name of related parties	Relationship with the Group
Nanjing Benyu Investments Management Limited	A company controlled by the management of a shareholder of the Group
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	A company controlled by the management of the Group
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	A company controlled by the management of the Group
Guangzhou Aopolikang Biotechnology Co., Ltd.	A company controlled by the management of the Group
Guangzhou Liwan Linghai Medical Outpatients Department	A company invested by the Group
Guangzhou Aixiangbao Investment Limited Liability Partnership	A company controlled by the management of the Group
Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.	A company controlled by the management of the Group
Zhenyang Shi	Chief Executive Officer (“CEO”) of the Group
Li Xu	CEO’s spouse
Wanmei Shi	CEO’s sister
Aihua Peng	Close relative of the management of a shareholder
Guoji Luo	Management of the Group
Yongan Zhong	Management of the Group
Dexiang Wei	Management of the Group
Yi Zhi	Management of the Group
Tibet Huijian Management Consulting Partnership (Limited Partnership) (previously known as Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership))	A shareholder’s related party
Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership)	A shareholder of the Group
Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership))	A shareholder of the Group
Guangdong Qicheng Youth Venture Capital Partnership (L.P.)	A shareholder of the Group
Guangzhou Golden Pomegranate Digital Media Co., Ltd. (before June 11, 2024)	A company controlled by the management of the Group

Name of related parties	Relationship with the Group
Shanghai Guohong Kaiyuan Investment Center (Limited Partnership)	A shareholder of the Group
Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.)	A shareholder of the Group
Dan Hong (H.K.) Technology Limited	A shareholder of the Group
Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership)	A shareholder of the Group
Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (formerly known as Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership))	A shareholder of the Group
Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.)	A shareholder of the Group
Shanghai Jinglin Jinghui Equity Investment Center (L.P.)	A shareholder of the Group
Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership)	A shareholder of the Group
Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership)	A shareholder of the Group
Alps Innovation Limited	A shareholder of the Group
Neijiang Yunrui Investment Partnership (Limited Partnership)	A shareholder of the Group
Beijing Gaotejia Technology Partnership (Limited Partnership)	A shareholder of the Group
General technology Group Investment Management Co., Ltd.	A shareholder of the Group
Nova Compass Investment Limited	A shareholder of the Group
Guangzhou Hikvision Enterprise Management Consulting Service Partnership Enterprise (Limited Partnership)	A company controlled by the management of the Group
Guangzhou Qingbai Operation Management Co., Ltd.	A company controlled by the management of the Group
Guangzhou Pet Vision Information Technology Co., Ltd. (formerly known as Guangzhou Brother Youyi Business Internet Co. Ltd.) (after August 22, 2025)	A company controlled by the management of the Group
Foshan Nanhai Zhongyi Qifa Clinic Co., Ltd.	A company controlled by the management of the Group
Dazinuojin Enterprise Management Consulting Co., Ltd.	A shareholder of the Group

a) Accounts receivable — a related party

As of December 31, 2025 and June 30, 2026, the amount of accounts receivable — a related party consisted of the followings:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	831,436	987,580	145,551

b) Accounts payable — a related party

As of December 31, 2025 and June 30, 2026, the amount of accounts payable — a related party consisted of the followings:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	7,296	20,588	3,034

c) Amount due from related parties

The balance of due from related parties represents advances to the related parties. The balances advanced to the related parties are unsecured, non-interest bearing and due on demand. As of December 31, 2025 and June 30, 2026, amount due from related parties consisted of the followings:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Yi Zhi	185,676	185,676	27,365
Dazinuojin Enterprise Management Consulting Co., Ltd.	—	1,663,978	245,240
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	256,258	56,095	8,267
Guangzhou Liwan Linghai Medical Outpatients Department	3,040,772	3,152,633	464,641
Wanmei Shi	154,333	230,000	33,898
Total amount due from related parties	3,637,039	5,288,382	779,411

As of the filing of this report, partial collection has been made in respect of the amount due from Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.) and no collection has been made for the remaining amounts due from other relevant parties.

d) Amount due to related parties

As of December 31, 2025 and June 30, 2026, amount due to related parties consisted of the followings:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Zhenyang Shi*	32,376,056	35,654,059	5,254,758
Aihua Peng*	7,674,638	8,069,638	1,189,317
Nanjing Benyu Investments Management Limited*	4,675,397	4,763,726	702,086
Guangzhou Pet Vision Information Technology Co., Ltd. (formerly known as Guangzhou Brother Youyi Business Internet Co. Ltd.) (after August 22, 2025)	1,108,451	988,450	145,681
Dexiang Wei*	56,533	56,533	8,332
Guoji Luo*	44,089	44,090	6,498
Li Xu	30,500	30,421	4,483
Yongan Zhong	1,200	1,200	177
Total amount due to related parties	45,966,864	49,608,117	7,311,332

*	The balances represent interest payable of the loans from the related parties. The balances are expected to be settled in accordance with the terms of the loans.

The above balances are without interest-bearing. Except interest payable, other balances due to related parties are due on demand.

e) Loans from related parties

As of June 30, 2026	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Loans from related parties, current
Nanjing Benyu Investments Management Limited****	1,400,000	206,334	June 30, 2027	10.00%	N/A
Aihua Peng	3,950,000	582,158	Due on demand	20.00%	N/A
Wanmei Shi	96,667	14,247	Due on demand	N/A	N/A
Li Xu	6,802,262	1,002,529	Due on demand	N/A	N/A
Yongan Zhong	2,685	396	Due on demand	N/A	N/A
Dexiang Wei***	242,107	35,682	Due on demand	N/A	N/A
Guoji Luo***	66,126	9,746	Due on demand	N/A	N/A
Total	12,559,847	1,851,092
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	32,577,391	August 10, 2030	N/A	N/A
Zhenyang Shi**	135,000,000	19,896,538	December 31, 2030	4.90%	N/A
Total	356,040,859	52,473,929

*	On August 10, 2021, the Group entered into tripartite agreements with Focus Media, Inc (“Focus Media”) and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables ofRMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. On September 10, 2021, the Group reached an agreement with Aixiangbao, pursuant to which the Group will not be required to repay the liability for five years and after then Aixiangbao can only require the Group to repay the liability in a non-cash method. In 2025, the agreement was renewed with maturity date of August 10, 2030.

**	The purpose of obtaining loans from Zhenyang Shi is to maintain the daily operation of the Group. In 2025, the loan was renewed with maturity date of December 31, 2030.

***	The related party loan balance as of December 31, 2025 with Dexiang Wei, Guoji Luo were partially repaid during six months ended June 30, 2026.

****	For the six months ended June 30, 2026, the loan was renewed with maturity date of June 30, 2027.

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Loans from related parties, current
Nanjing Benyu Investments Management Limited****	3,000,000	June 30, 2026	10.00%	N/A
Aihua Peng	3,950,000	Due on demand	20.00%	N/A
Wanmei Shi	21,000	Due on demand	N/A	N/A
Li Xu	7,984,182	Due on demand	N/A	N/A
Yongan Zhong	2,685	Due on demand	N/A	N/A
Dexiang Wei***	184,087	Due on demand	N/A	N/A
Guoji Luo***	56,355	Due on demand	N/A	N/A
Total	15,198,309
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	August 10, 2030	N/A	N/A
Zhenyang Shi**	135,350,000	December 31, 2030	4.90%	N/A
Total	356,390,859

*	On August 10, 2021, the Group entered into tripartite agreements with Focus Media, Inc (“Focus Media”) and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables ofRMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. On September 10, 2021, the Group reached an agreement with Aixiangbao, pursuant to which the Group will not be required to repay the liability for five years and after then Aixiangbao can only require the Group to repay the liability in a non-cash method. In 2025, the agreement was renewed with maturity date of August 10, 2030.

**	The purpose of obtaining loans from Zhenyang Shi is to maintain the daily operation of the Group. In 2025, the loan was renewed with maturity date of December 31, 2030.

***	The related party loan balance as of December 31, 2024 with Dexiang Wei, Guoji Luo were partially repaid during twelve months ended December 31, 2025.

****	In 2025, the loan was renewed with maturity date of June 30, 2026.

Interest expenses of loans from related parties for the six months ended June 30, 2025 and 2026 amounted to RMB4,089,072 and RMB3,761,333(US$554,352), respectively.

As of June 30, 2026, the Group’s future obligations for loans from related parties according to the terms of the loans are as follows:

For the years ending June 30,	RMB	US$
2027	20,104,846	2,963,088
2028	6,615,000	974,930
2029	6,615,000	974,930
2030	6,615,000	974,930
2031	359,375,544	52,965,401
Total future loan payments	399,325,390	58,853,279
Less: Imputed interest	30,724,684	4,528,258
Total loans from related parties	368,600,706	54,325,021

f) Sales to a related party

		For the Six Months Ended June 30,
	Nature	2025	2026	2026
		RMB	RMB	US$
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	Drug sales	186,556	1,704,810	251,258

g) Purchase from a related party

		For the Six Months Ended June 30,
	Nature	2025	2026	2026
		RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	Drug purchase	9,041	13,292	1,959

h) Service provided from a related party

		For the Six Months Ended June 30,
	Nature	2025	2026	2026
		RMB	RMB	US$
Guangzhou Pet Vision Information Technology Co., Ltd. (formerly kown as Guangzhou Brother Youyi Business Internet Co. Ltd.)	Advertising service	626,646	—	—
Guangzhou Zhiyao Cloud Technology Co., Ltd.	Market development and maintenance	256,140	557,426	82,154
Total		882,786	557,426	82,154

i)  Guarantee provided from related parties

As of June 30, 2026, the loans from Industrial Bank Co., Ltd. were of total amount of RMB25.0 million, with interest rates are 3.30% and 3.40% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics and Qilekang Digital Health.

As of June 30, 2026, the loans from China Guangfa Bank Co., Ltd. were of total amount of RMB8.0 million, with interest rate is 3.20% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

As of June 30, 2026, the loan from Bank of Communications were of total amount of RMB10.0 million, with interest rate is 3.20% per annum. The loan was guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

As of June 30, 2026, the loans from China CITIC Bank were of total amount of RMB5.0 million, with interest rate is 4.00% per annum. The loans were guaranteed by Qilekang Digital Health,Zhenyang Shi and Li Xu.

As of June 30, 2026, the loans from Agricultural Bank of China Co., Ltd. Guangzhou International Pharmaceutical Port Sub-branch; were of total amount of RMB1.8 million, with interest rate is 3.35% per annum. The loans were guaranteed by Zhenyang Shi and Li Xu.

As of June 30, 2026, the loans from Bank of Jiujiang were of total amount of RMB7.2 million, with interest rates are 4.20% and 5.00% per annum. The loans were guaranteed by Zhenyang Shi and Qilekang Modern Logistics.

As of June 30, 2026, the loans from Zhuhai China Resources Bank Co., Ltd. were of total amount of RMB5.1 million, with interest rate is 3.85% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

j)  Interest expense to related parties

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Zhenyang Shi	3,320,504	3,278,004	483,118
Li Xu	30,420	—	—
Nanjing Benyu Investments Management Limited	343,534	88,329	13,018
Aihua Peng	394,614	395,000	58,216
Total	4,089,072	3,761,333	554,352

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series Pre-A Preferred Shares

On December 19, 2014, Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.) (“Dazi Jinnuo”), Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership) (“Jiangsu Gaotou”), Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership)) (“Nanjing Bangsheng”), Guangdong Qicheng Youth Venture Capital Partnership (L.P.) (“Guangdong Qicheng”), Shanghai Guohong Kaiyuan Investment Center (Limited Partnership) (“Shanghai Guohong”), Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.) (formerly known as Shanghai Venture Relay Taili Venture Capital Center) (“Chuangye Jieli”), and Grand Yangtze Hongtao Capital, L.P. (“Grand Yangtze”) respectively subscribed 817,460, 697,620, 16,666, 238,095, 595,238, 119,048 and 238,095 Series Pre-A Convertible Redeemable Preferred Shares (in aggregate of 2,722,222 shares, “Series Pre-A Preferred Shares”), at RMB42.0 per share with total cash consideration of RMB114,333,273. Dazi Jinnuo is controlled by Mr. Shi.

Series A Preferred Shares

On October 26, 2015, Dan Hong (H.K.) Technology Limited (“Dan Hong”) subscribed 2,957,613 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”), at RMB63.0 per share with cash consideration of RMB186,300,000.

Series B-1 and B-2 Preferred Shares

On September 25, 2016, Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership) (“Shanghai Zhongwei”) subscribed 911,178 Series B-1 Convertible Redeemable Preferred Shares (“Series B-1 Preferred Shares”), at RMB63.0 per share with total cash consideration of RMB50,000,000.

On December 29, 2016, Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (“Beijing HongShan”), Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.) (“Guangdong Ginkgo”), Shanghai Jinglin Jinghui Equity Investment Center (L.P.) (“Shanghai Jinglin”), Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership) (“Shenzhen Sharing”), Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership) (“Zhuhai Huajin”), and Alps Innovation Limited (“Alps Innovation”) respectively subscribed 571,630, 228,652, 228,652, 171,489, 114,326 and 457,304 Series B-2 Convertible Redeemable Preferred Shares (in aggregate of 1,772,053 shares, “Series B-2 Preferred Shares”). On July 13, 2018, Zhenyang Shi transferred shares to Beijing HongShan, Guangdong Ginkgo, Shanghai Jinglin, Shenzhen Sharing, Zhuhai Huajin and Alps Innovation additional 222,020, 88,808, 88,808, 66,606, 44,404 and 177,616, respectively Series B-2 Preferred Shares (in aggregate of 688,262 shares). As of July 13, 2018, the cumulative Series B-2 Preferred Shares for Beijing HongShan, Guangdong Ginkgo, Shanghai Jinglin, Shenzhen Sharing, Zhuhai Huajin and Alps Innovation were 793,650, 317,460, 317,460, 238,095, 158,730 and 634,920, respectively (in aggregated of 2,460,315 shares), at RMB63.0 per share with total cash consideration of RMB155,000,000.

Series B-3 Preferred Shares

On September 1, 2017, Neijiang Yunrui Investment Partnership (Limited Partnership) (“Neijiang Yunrui”) subscribed 228,786 Series B-3 Convertible Redeemable Preferred Shares (“Series B-3 Preferred Shares”), at RMB87.4 per share with cash consideration of RMB20,000,000.

Series B-4 Preferred Shares

On June 8, 2018 and August 10, 2018, Beijing Gaotejia Technology Partnership (Limited Partnership) (“Beijing Gaotejia”), and General Technology Group Investment Management Co., Ltd. (“General Technology”) respectively subscribed 1,358,995 and 452,998 Series B-4 Convertible Redeemable Preferred Shares (in aggregate of 1,811,993 shares, “Series B-4 Preferred Shares”), at RMB110.4 per share with total cash consideration of RMB200,000,000.

On August 10, 2021, Nova Compass Investment Limited (“Nova Compass”) subscribed 1,958,119 Series B-4 Convertible Redeemable Preferred Shares (“Series B-4 Preferred Shares”), at RMB112.9 per share with total consideration of RMB 221,040,859. Nova Compass was an entity designated by Focus Media to subscribe shares mentioned above and the consideration was outstanding balance of the Group due to Focus Media. On August 10, 2021, the Group entered into tripartite agreements with Focus Media and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. In exchanged, Nova Compass was designated by Focused to subscribe the shares mention above.

The rights, preferences and privileges of the Preferred Shares pursuant to the third amended and restated memorandum and articles of association of the Company in place prior to the Company’s IPO (the “Pre-IPO Articles”) were as follows:

●	Conversion right

The Preferred Shares (exclusive of unpaid shares) would be automatically converted into ordinary shares 1) upon a qualified initial public offering (“IPO”); or 2) upon the approval of the Preferred Shareholders with respect to conversion of the preferred shares.

The initial conversion ratio of Preferred Shares to Class A ordinary shares was 1:1, subject to adjustments in the event of share splits, share dividends, combinations, recapitalization and similar events.

●	Redemption right

The investors of Series Pre-A and A Preferred Shares had a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company’s failure to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of any fraudulent act; (iii) any of the Company or any Founder’s the conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the consummation of the IPO or Trade Sale; or (iv) the occurrence of the change of Control of the Company.

The redeemed price for each Series Pre-A and A Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The investors of Series B-1, B-2, B-3 and B-4 Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company fails to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of a material breach of the transaction documents by the Company, which have a material adverse effect on the business, operations, properties or financial or other condition of the Company (iii) any failure to obtain or maintain any material permit or governmental approvals; (iv) any holder of any other class or series of shares has requested the Company to redeem its shares in the Company, and (v) the occurrence of the change of Control of the Company.

The redeemed price for each Series B-1, B-2, B-3 and B-4 Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all appreciation on each Series preferred shares (including but without limitation to, all declared but unpaid dividends); and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

●	Liquidation

(i)	Statutory liquidation event

In a Statutory Liquidation Event, all assets and funds of the Company legally available for distribution to the Shareholders shall be distributed and the following circumstances shall be deemed a “Statutory Liquidation Event”: (a) the Company lose the rights on all or substantially all of any the Company’s Intellectual Properties, or there are material disputes or Liens on the rights of all or substantially all of any the Company’s Intellectual Properties, which will result in or have resulted in a material adverse effect on the business, operations of the Company; and (b) all or substantially all of the assets of the Company have been levied or commandeer, which will result in or have resulted in a material adverse effect on the business, operations of the Company.

All assets and funds of the Company legally available for distribution should be distributed for Series B-1, B-2, B-3 and B-4 Preferred Shareholders. The liquidation amount for each SeriesB-1, B-2, B-3 and B-4 Preferred Share should equal to the applicable Issue Price plus an interest accrued at a compound interest rate of 8% per annum, but minus all declared and paid dividends.

After payment for Series B-1, B-2, B-3 and B-4 Preferred Shareholders, Series A Preferred Shareholder shall be entitled to receive an amount equal to the Issue Price, plus all declared but unpaid dividends thereto on each Series Preferred Share.

After payment for Series A Preferred Shareholders, each Series Pre-A Preferred Shareholders shall be entitled to receive for each outstanding Series Pre-A Preferred Share held by such Series Pre-A Preferred Shareholder, an amount equal to the Series Pre-A Issue Price.

(ii)	Deemed liquidation event

In a Deemed Liquidation Event, all proceeds resulting to the Shareholders of the Company therefrom shall be distributed and the following circumstance shall be deemed as a “Deemed Liquidation Event”: a Trade Sale shall be deemed a Liquidation Event.

The payment should be distributed in following order: Series B-1, B-2, B-3 and B-4 preferred shareholders shall receive the payment at first, Series A shall receive the payment secondly, Series Pre-A shall receive the payment at last. The amount equal to the higher of (i) the Issue Price, plus an interest accrued at a compound interest rate of 25% per annum, but minus all declared and paid dividends, or (ii) the value of each Series Preferred Share in such Deemed Liquidation Event.

●	Voting Right

The holders of redeemable shares and Class A ordinary shares have the equivalent voting rights based on their proportionate holding of the Company.

●	Dividend

Each holder of redeemable shares shall be entitled to receive dividends and distributions on an as-converted basis together with the Class A and Class B ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

Accounting of convertible redeemable preferred shares

Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. The Company has classified the convertible redeemable shares in the mezzanine equity of the consolidated balance sheets as of December 31, 2024, because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Company’s redeemable preferred shares was subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Conversion upon IPO

As the Company completed its IPO in October 2025, all convertible redeemable preferred shares were automatically converted to Class A ordinary shares based on the aforementioned conversion ratio. No mezzanine equity was recognized as of December 31, 2025 and June 30, 2026.

Note 15 — REDEEMABLE NON-CONTROLLING INTEREST

Upon the completion of the Company’s IPO in October 2025, the non-controlling interests were automatically converted to ordinary shares of the VIE. No redeemable non-controlling interest was recognized as of December 31, 2025 and June 30, 2026.

Note 16 — SHAREHOLDERS’ EQUITY

Common stock

The Company was incorporated under the laws of the Cayman Islands on February 26, 2021. As of December 31, 2025 and June 30, 2026, the authorized number of Class A ordinary Shares was 450,000,000 with par value of $0.0001 per share and the authorized number of Class B ordinary shares was 2,042,042 with par value of $0.0001 per share. On August 18, 2021, the Company issued 4,042,042 Class B ordinary shares to two shareholders in exchange for US$404 and the two shareholders totally transferred 2,000,000 Class B ordinary shares to four new shareholders. On January 8, 2024, the four shareholders converted their 2,000,000 Class B ordinary shares to 2,000,000 Class A ordinary shares. On August 8, 2024, the Company issued 2,268,156 Class A ordinary shares to one shareholder.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote per share, while each Class B ordinary share is entitled to 20 votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while each Class A ordinary shares is not convertible into Class B ordinary shares under any circumstance.

Initial Public Offering

On October 9, 2025, the Company closed its IPO on the Nasdaq Capital. In this offering, 5,000,004 American Depositary Shares (“ADSs”), representing 833,334 Class A ordinary shares with a par value $0.0001 per share, were issued and sold to the public at a price of US$4.00 per ADS. The ADSs commenced trading under the ticker symbol “POM” on October 9, 2025.

On October 10, 2025, upon the full exercise of the underwriter’s over-allotment option, the Company issued 750,000 ADSs, representing 125,000 Class A ordinary shares with a par value $0.0001 per share, at a price of US$4.00 per ADS.

The gross proceeds of this offering were approximately RMB163.9 million (US$23.4 million) in aggregate prior to deducting the underwriting discounts, commissions and other offering expenses payable by the Company. Net proceeds received by the Company from its IPO were approximately RMB139.9 million (US$20.0 million).

Immediately upon the completion of the IPO, all of the 12,597,228 convertible redeemable preferred shares were automatically converted into Class A Ordinary Shares on a one-for-one basis, and redeemable non-controlling interests were automatically converted to ordinary shares of the VIE. The redeemable non-controlling interests were converted to non-controlling interests in the Group upon the completion of the IPO.

ADS Ratio Change

On May 28, 2026, the Company announced a change in its ADS to equity shares ratio (the “ADS Ratio Change”), from the current ratio of one (1) ADS representing one-sixth (1/6) Class A ordinary share to a new ratio of one (1) ADS representing three (3) Class A ordinary shares. The ADS Ratio Change became effective on June 22, 2026. There was no change to the Company’s equity shares.

Statutory reserves

Statutory reserves represent restricted retained earnings. Based on their legal formation, the Group is required to set aside 10% of its net income as reported in their statutory accounts on an annual basis to the Statutory Surplus Reserve Fund (the “Reserve Fund”). Once the total amount set aside in the Reserve Fund reaches 50% of the entity’s registered capital, further appropriations become discretionary. The Reserve Fund can be used to increase the entity’s registered capital upon approval by relevant government authorities or eliminate its future losses under General Accepted Accounting Standards in PRC (“PRC GAAP”) upon a resolution by its board of directors. The Reserve Fund is not distributable to shareholders, as cash dividends or otherwise, except in the event of liquidation.

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the six months ended June 30, 2025 and 2026, the Group did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Group does not do so.

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC GAAP and regulations. Additionally, the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As of June 30, 2026, the Group had recurring loss with shareholders’ deficit in the amount of RMB2,705.8 million (US$398.8 million), no net assets that can be transferred to the Company for working capital and other funding purposes either in the form of dividends, loans or advances.

Subscription receivable

The balance as of December 31, 2025 and June 30, 2026 represents the outstanding subscription consideration for the 3,085,360 Class A ordinary shares of the Company, respectively, and is recognized as deduction of equity.

Note 17 — LOSS PER SHARE

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the period. The effects of all outstanding convertible redeemable preferred shares were excluded from the computation of diluted loss per share in each of the applicable periods as their effects would be anti-dilutive during the respective period.

Basic and diluted loss per share for each of the periods presented were calculated as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Numerator:
Net loss	(19,885,492)	(238,170,188)	(35,101,942)
Accretion to redemption value of mezzanine equity	(52,405,735)	—	—
Less: Net loss attributable to noncontrolling interests	(960)	(8,384,599)	(1,235,737)
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(72,290,267)	(229,785,589)	(33,866,205)

Denominator:
Weighted average number of shares outstanding – basic	6,310,198	23,182,964	23,182,964
Weighted average number of shares outstanding – diluted	6,310,198	23,182,964	23,182,964

Loss per share – Basic:	(11.46)	(9.91)	(1.46)

Loss per share – Diluted:	(11.46)	(9.91)	(1.46)

Note 18 — SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM are Mr. Shi, the CEO and the Chairman of the Board of Directors. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

The following table presents summarized information by segment of the operations for the six months ended June 30, 2026:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Net revenue	100,256,709	84,743,550	185,000,259
Less:
Cost of revenues	(76,291,840)	(83,434,892)	(159,726,732)
Salaries and welfare	(12,539,740)	(1,568,527)	(14,108,267)
Commissions to doctors	(14,958,350)	—	(14,958,350)
Consultancy and professional service fees	(4,720,112)	(2,970)	(4,723,082)
Advertising and promotion costs	(1,416,450)	(307,006)	(1,723,456)
Contracted development and research service fees	(104,460,801)	—	(104,460,801)
Other segment items*	(5,482,449)	(820,806)	(6,303,255)
Segment loss	(119,613,033)	(1,390,651)	(121,003,684)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(456,520)
Other professional service fees			(111,872,922)
Other income			1,333,963
Other expense			(59,121)
Interest expense			(6,121,392)
Government grants			76,619
Loss before income tax			(238,103,057)

	Internet hospital	Pharmaceutical supply chain	Total
	US$	US$	US$
Net revenue	14,776,010	12,489,654	27,265,664
Less:
Cost of revenues	(11,244,026)	(12,296,781)	(23,540,807)
Salaries and welfare	(1,848,129)	(231,172)	(2,079,301)
Commissions to doctors	(2,204,588)	—	(2,204,588)
Consultancy and professional service fees	(695,658)	(438)	(696,096)
Advertising and promotion costs	(208,759)	(45,247)	(254,006)
Contracted development and research service fees	(15,395,617)	—	(15,395,617)
Other segment items*	(808,012)	(120,972)	(928,984)
Segment loss	(17,628,779)	(204,956)	(17,833,735)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(67,282)
Other professional service fees			(16,488,029)
Other income			196,601
Other expense			(8,713)
Interest expense			(902,182)
Government grants			11,292
Loss before income tax			(35,092,048)

*	For each reportable segment, the other segment item category primarily includes shipping expenses, rental costs, entertainment expense, office expense and expected credit losses.

The following table presents summarized information by segment of the operations for the six months ended June 30, 2025:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Net revenue	67,161,426	107,308,425	174,469,851
Less:
Cost of revenues	(39,984,734)	(106,167,716)	(146,152,450)
Salaries and welfare	(10,611,116)	(1,261,093)	(11,872,209)
Commissions to doctors	(12,590,966)	—	(12,590,966)
Consultancy and professional service fees	(6,447,195)	—	(6,447,195)
Advertising and promotion costs	(2,406,666)	(1,269,934)	(3,676,600)
Other segment items*	(4,344,401)	(804,761)	(5,149,162)
Segment loss	(9,223,652)	(2,195,079)	(11,418,731)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(2,041,299)
Other income			28,027
Other expense			(130,291)
Interest expense			(6,471,198)
Government grants			148,000
Loss before income tax			(19,885,492)

*	For each reportable segment, the other segment item category primarily includes shipping expenses, rental costs, entertainment expense, office expense and expected credit losses.

In accordance with the enterprise-wide disclosure requirements, the Group’s net revenue from external customers through Internet hospital by main product category is as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Prescription drugs	65,961,298	98,081,651	14,455,447
Over-the-counter (“OTC”) medicines	448,733	634,209	93,471
Traditional Chinese medicine (“TCM”)	5,812	63,063	9,294
Medical apparatus and instruments (“MAAI”)	9,735	20,444	3,013
Online consultation	714,205	789,437	116,349
Others	21,643	667,905	98,436
Total	67,161,426	100,256,709	14,776,010

The Group’s net revenue from external customers through pharmaceutical supply chain by main product category is as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Prescription drugs	81,105,612	12,482,803	1,839,738
Over-the-counter (“OTC”) medicines	24,792,741	2,079,288	306,449
Traditional Chinese medicine (“TCM”)	(1,676,538)	25,527	3,762
Medical apparatus and instruments (“MAAI”)	39,273	69,042,976	10,175,676
Others	3,047,337	1,112,956	164,029
Total	107,308,425	84,743,550	12,489,654

Total segment assets exclude corporate assets, such as cash and cash equivalents, amounts due from related parties, other non-current assets and deferred offering costs. Total segment assets reconciled to combined amounts are as follows:

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
Assets
Total assets for reportable segments	92,995,788	56,726,548	8,360,458
Unallocated assets	14,561,638	19,392,390	2,858,085
Total combined assets	107,557,426	76,118,938	11,218,543

The asset information is not regularly provided to the CODM as it is not utilized in the assessment of performance and allocation of resources. Consequently, the disclosure of asset information is not mandated for reportable segments.

Note 19 — COMMITMENTS AND CONTINGENCIES

As of June 30, 2026, the Group was not involved in any pending legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters. The Group believes there was no loss of the legal case that will have a material adverse impact on its financial position, results of operations or liquidity.

Note 20 — SUBSEQUENT EVENTS

On August 3, 2026, the Group obtained a loan of RMB6.0 million (US$0.9 million) from the Guangzhou Rural Commercial Bank. The loan shall be repaid on July 28, 2027 and with an annual interest rate of 3.5%. The loan was guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

From July 1, 2026, to September 29, 2026, the Group obtained loans of RMB2.1 million (US$0.3 million) in aggregate from Li Xu, which are non-interest bearing and due on demand.

In July 2026, the Group adopted the 2026 Share Incentive Plan (the “2026 Plan”) for the purpose of granting share-based compensation awards to selected Directors, Employees, Consultants and other individuals to incentivize their performance and align their interests with the Company. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2026 Plan shall be 4,636,590. As of the date of this report, an aggregate of 4,620,000 Class A ordinary shares was issued and an aggregate of 2,880,000 Class A ordinary shares have been granted and have vested pursuant to the 2026 Plan.

The Group evaluated all events and transactions that occurred after June 30, 2026 and up through the date of issuance of consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.